EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the Quarter ended March 31, 2020

ST HELIER, Jersey, May 12, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) announces its operating and financial results for the quarter ended March 31, 2020 (the “Quarter”).  Further information on the financial and operating results for the Quarter can be found in the management discussion and analysis (“MD&A”) and the un-audited financial statements which are available on the Company’s website and which have been filed on SEDAR.

Financial Highlights

  Gross revenues of $23.6 million, a 48 per cent increase on the $15.9 million achieved in Q1 2019.
  Gross profit1 of $10.6 million, a 146 per cent increase on the $4.3 million in Q1 2019 at a gross margin of 50 per cent (Q1 2019, 33 per cent).
  EBITDA2 of $10.2 million, a 162 per cent increase on the $3.9 million in Q1 2019 at a margin of 43 per cent (Q1 2019, 21 per cent).
  On-mine cost3 of $678 per ounce (Q1 2019, $794 per ounce).
  All-in sustaining cost3 (i.e. excluding the effect of the export credit incentive) of $879 per ounce (Q1 2019, $1,039 per ounce).
  IFRS basic earnings per share of 71.2 cents (Q1 2019, 88.6 cents).
  Adjusted basic earnings per share3 of 57.3 cents (Q1 2019, 44.2 cents).
  Net cash from operating activities of $10.7 million (Q1 2019, $6.3 million).
  Net cash and cash equivalents of $13.8 million (December 31, 2019, $8.9 million)
  Total dividend paid of 7.5 cents per share – a 9.1 per cent increase on the previous dividend paid in October 2019.
  Completion of the purchase of an additional 15 per cent shareholding in Blanket Mine (“Blanket”) increasing Caledonia’s shareholding to 64 per cent.

Operating Highlights

  14,233 ounces of gold produced in the Quarter (Q1 2019, 11,948 ounces).
  Tonnes mined and milled increased by 15 per cent compared to Q1 2019 due to several management initiatives; grade and recoveries were also slightly improved.
  Improved safety performance due to intensive management intervention.
  Equipping of Central Shaft continued as planned in the Quarter.

Effect of COVID-19 and Outlook

  COVID 19 had a negligible effect on production and capital projects in the Quarter.
  Production continued at approximately 93% of target during the three-week lockdown which started in Zimbabwe on March 30, 2020; production has subsequently returned to normal levels.  Production guidance for 2020 remains unchanged at 53,000 to 56,000 ounces.
  Progress on the Central Shaft continued in April, but at a slower pace due to a reduced contractor team.
  Blanket has made substantial contributions to the in-country fight against COVID-19 and has undertaken to make further weekly donations.
  On-track to achieve on-mine cost guidance for 2020 of between $693 to $767 per ounce and all-in sustaining cost guidance of between $951 to $1,033 per ounce.
  Caledonia’s dividend of 7.5 cents per share has been declared and will be paid in May 2020.  Further dividends will depend upon, inter alia, Blanket maintaining production, while also considering the balance between delivering returns to shareholders and pursuing the significant growth opportunities within Zimbabwe

Caledonia will be hosting an online presentation and Q&A session open to all investors on Thursday the 14th of May 2020 at 16:00 UK time (17:00 South Africa/Zimbabwe, 11:00AM ET, 08:00AM Pacific Time). Investors can register for the presentation via the following link:

https://investormeetcompany.com/zotefoams-plc/register-investor?arc=9e685ae5-25a2-458b-b30c-aea6e9d32444

Steve Curtis, Chief Executive Officer, commented:

“I am delighted by Blanket Mine’s continued strong financial and operating performance in the first quarter of 2020. The management initiatives which were implemented in 2019 have resulted in an almost 20 per cent increase in gold production in the first quarter of 2020 compared to the first quarter of 2019.   Increased production, combined with lower on-mine costs per ounce and an improved gold price, have resulted in a substantial increase in profit.  Gross profit for the Quarter more than doubled from $4.3 million in the first quarter of 2019 to over $10 million in the Quarter.  The excellent performance was also reflected in strong cash generation: net cash flow from operating activities (i.e. before interest, taxation payments and capital expenditure) was $10.9 million in the Quarter compared to $6.6 million in the first quarter of 2019.  Caledonia ended the Quarter with net cash and cash equivalents of $13.8 million – an increase of $4.9 million over the course of the Quarter.

“The improved performance was achieved with no compromise in safety performance. The Total Injury Frequency Rate has been substantially reduced following a concerted effort by management over the last 18 months to improve and enforce safety standards.

“In parallel with the improved financial and operating performance, I am also pleased to report an improved operating environment in Zimbabwe.  Although the country continues to face challenges, the introduction of the interbank rate early in 2019 allows us to better protect our workers from the effects of high inflation.  The interruptions to the supply of electricity from the grid which we experienced last year have largely been addressed following the conclusion of an agreement whereby Blanket (and other gold producers) purchases power which is imported into Zimbabwe.  This power is cheaper than under the previous arrangement and Blanket can manage the reduced incidence of power interruptions using its increased suite of diesel generators.  We are also well-advanced in the evaluation of a solar project to provide some of Blanket’s power supply and reduce its dependence on imported power during daylight hours.

“The coronavirus pandemic had no appreciable effect on Blanket or Caledonia during the Quarter because lockdowns were only implemented by the Zimbabwe and South African governments to manage the virus at the end of the Quarter.  During the lockdowns, which extended for much of April, Blanket achieved approximately 93 per cent of its normal target production by using its stocks of consumables and implementing measures to safeguard employees. In early May, Blanket resumed full production and I expect production to continue as planned provided Blanket’s workforce remains healthy and its supply chains and access to market for the gold produced remain open.

“The Central Shaft is the focus of our investing activities: when it is commissioned, Blanket will be able to increase production to the target rate of approximately 80,000 ounces of gold per annum.  Work on Central Shaft continued throughout the lockdowns; however, completion of the project requires specialised equipment and contractors to travel to Blanket from South Africa which under the restrictions is not currently possible.  This has not yet resulted in a significant delay to the project and we are receiving a high level of support from the Zimbabwe government to address these issues with the relevant authorities in South Africa.

“In light of the improved performance and the brighter outlook for 2020, Caledonia increased its quarterly dividend from 6.875 cents per share to 7.5 cents per share in January 2020.  The increased dividend equates to an annual dividend of 30 cents per annum which compares to net cash from operating activities in 2019 of 169 cents per share.  At the end of April, in light of Blanket’s strong performance and the return to normal levels of production including renewed access to supply chains, the board declared a quarterly dividend at the increased level of 7.5 cents per share which will be paid at the end of May. The board will review Caledonia’s future dividend distributions as appropriate while considering the balance between delivering returns to shareholders and pursuing the significant growth opportunities within Zimbabwe and in line with a prudent approach to financial management.”

[1] Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.
[2] EBITDA is after deducting royalties, production costs and administrative expenses, but is before depreciation, net other income, profit on sale of a subsidiary, net foreign exchange gains, cash-settled share-based payments, hedging expenses, finance charges and taxation.
[3] Non-IFRS measures such as “On-mine cost per ounce”, “all-in sustaining cost” and “adjusted earnings per share” are used throughout this announcement.  Refer to section 10 of the MD&A for a discussion of non-IFRS measures.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139
WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the common shares of Caledonia for sale in the United States. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)
($’000’s)	3 months ended March 31
	2019	2020
Revenue	15,920	23,602
Royalty	(819)	(1,182)
Production costs	(9,769)	(10,687)
Depreciation	(1,048)	(1,173)
Gross profit	4,284	10,560
Other income	1,289	1,918
Other expenses	(89)	(208)
Administrative expenses	(1,396)	(1,547)
Profit on sale of subsidiary	5,409	-
Net foreign exchange gain	3,280	2,223
Cash-settled share-based payment	(361)	(184)
Gold hedge expense	(130)	(35)
Operating profit	12,286	12,727
Net finance cost	(48)	(138)
Profit before tax	12,238	12,589
Tax expense	(1,519)	(2,910)
Profit for the period	10,719	9,679

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(144)	(1,351)
Reversal of foreign currency translation differences on disposal of subsidiary	(2,109)	-
Total comprehensive income for the period	8,466	8,328

Profit attributable to:
Shareholders of the Company	9,318	8,240
Non-controlling interests	1,401	1,439
Profit for the period	10,719	9,679

Earnings per share (cents)
Basic	88.6	71.2
Adjusted	44.2	57.3

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended March 31
	2019	2020
Cash flows from operating activities
Cash generated from operations	6,633	10,933
Net interest paid	(112)	(140)
Tax paid	(246)	(719)
Net cash from operating activities	6,275	10,074

Cash flows used in investing activities
Acquisition of property, plant and equipment	(5,140)	(4,693)
Proceeds on sale of subsidiary	1,000	900
Net cash used in investing activities	(4,140)	(3,793)

Cash flows from financing activities
Dividends paid	(738)	(969)
Net cash used in financing activities	(738)	(969)

Net decrease in cash and cash equivalents	1,397	5,312
Effect of exchange rate fluctuations on cash held	(2,842)	(380)
Net cash and cash equivalents at beginning of the period	11,187	8,893
Net cash and cash equivalents at end of the period	9,742	13,825

Summarised Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	Dec 31	March 31
		2019	2020
Total non-current assets		113,714	116,609
Inventories		11,092	11,358
Prepayments		2,350	2,950
Trade and other receivables		6,912	6,121
Cash and cash equivalents		9,383	13,825
Gold hedge		102	68
Total assets		143,553	150,931
Total non-current liabilities		8,957	7,115
Short-term portion of term loan facility		529	670
Trade and other payables		8,697	9,372
Income tax payable		163	1,482
Bank overdraft		490	-
Total liabilities		18,836	18,639
Equity attributable to shareholders		108,415	118,308
Non-controlling interests		16,302	13,984
Total equity		124,717	132,292
Total equity and liabilities		143,553	150,931